Exhibit 12.1

Markel Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Year Ended
	December 31,
	2012	2011	2010	2009	2008
Earnings:
Earnings from continuing operations before income taxes	$310,127	$192,319	$301,673	$200,420	($159,108)
Fixed charges	102,031	94,751	81,222	60,503	55,033

Earnings from continuing operations, as adjusted	$412,158	$287,070	$382,895	$260,923	($104,075)

Fixed Charges:
Interest Expense	$92,762	$86,252	$73,663	$53,969	$48,210
Portion of rental expense representative of interest	9,269	8,499	7,559	6,534	6,823

Fixed Charges	$102,031	$94,751	$81,222	$60,503	$55,033

Ratio of Earnings to Fixed Charges	4.0	3.0	4.7	4.3	—

Deficiency in the coverage of fixed charges by earnings before fixed charges	$—	$—	$—	$—	$159,108

Notes:

*	The Company’s consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.